Thimble Point Acquisition Corp.

195 Church Street, 15th Floor

New Haven, Connecticut 06510

October 25, 2021

VIA EDGAR

Office of Trade & Services,

Division of Corporation Finance,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Dillon Hagius

            Suzanne Hayes

Re:	Acceleration Request for Thimble Point Acquisition Corp. Registration Statement on Form S-4 (File No. 333-257982)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thimble Point Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration Number 333-257982 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on October 26, 2021, or as soon as practicable thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Melissa Sawyer at Sullivan & Cromwell LLP at (212) 558-4243 or by email (sawyerm@sullcrom.com).

Securities and Exchange Commission October 25, 2021

Sincerely,
Thimble Point Acquisition Corp.

By	/s/ Elon S. Boms
Name: Elon S. Boms
Title: Chief Executive Officer

cc:	Christine Torney

Lynn Dicker

(Securities and Exchange Commission)

Melissa Sawyer

(Sullivan & Cromwell LLP)

Corey McCann

(Pear Therapeutics, Inc.)

David Broadwin

Stacie Aarestad

(Foley Hoag LLP)

Jocelyn Arel

Michael R. Patrone

(Goodwin Procter LLP)